UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT

TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CELLTECK, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation)

000-53246	98-0550353
(Commission File Number)	(IRS Employer Identification No.)

417 Exeter Road
London, ON Canada	N6E 2Z3
(Address of Principal Executive Offices)	(Zip Code)

(519) 963-0668

(Registrant's Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

September 13, 2012

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.0001 per share, and Series A preferred stock , of Cellteck, Inc., a Nevada corporation (the “Company”, “we” or “our”) at the close of business on September 12, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about September 14, 2012.

On July 20, 2012, the Company, Eos Petro, Inc., a Delaware corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of July 16, 2012 (the “Merger Agreement”), pursuant to which, subject to certain conditions, Merger Sub will merge with and into Eos, with Eos surviving as a wholly-owned subsidiary of the Company (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Eos, other than dissenting shares, will be converted into the right to receive one share of Series B preferred stock of the Company.  Each share of Series B preferred stock of the Company will be convertible into 800 shares of the Company’s common stock and will automatically convert into 800 shares of the Company’s common stock upon the filing, by the Company, of an amendment to the Company’s articles of incorporation for the authorization of a sufficient number of shares of common stock to convert all issued and outstanding shares of Series B preferred stock into common stock. It is anticipated that upon completion of the Merger and the conversion of the Series B preferred stock, the current stockholders of Eos will own in excess of 86% of the then outstanding shares of the Company’s common stock and the current holders of the outstanding debt and common stock of the Company will own the balance.

The Merger Agreement contains customary representations and warranties of Eos, the Company and Merger Sub.  The Merger Agreement also contains customary covenants and agreements, including, without limitation, (a) covenants relating to the conduct of each of the respective businesses of Eos and the Company between the date of signing of the Merger Agreement and the consummation of the Merger, and (b) the entry by certain stockholders of Eos and the Company into lock-up agreements with respect to their shares after the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, the Company will have a reconstituted Board of Directors following the consummation of the Merger.  Following the completion of the Merger, it is anticipated that designees of Eos will constitute the majority of the members of the Board of Directors.  This Information Statement contains information about persons who will serve on the Board of Directors following the consummation of the Merger.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our stockholders, this Information Statement disclosing our intention to appoint to our Board the individuals designated by Eos identified herein promptly after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act and the Merger has been consummated (the “Closing”).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of the new Board members will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about September 14, 2012.

VOTING SECURITIES

As of September 12, 2012, we had 61,633,890 shares of common stock and 40,000,000 shares of Series A preferred stock issued and outstanding.  Each share of our common stock and Series A preferred stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

General Information

Currently, our Board consists of Gus Rahim, and Mr. Rahim served as our Chief Executive Officer, President, Chief Financial Officer and Secretary.  Eos will designate the following five additional persons to serve on the Board of Directors: Nikolas Konstant, Martin B. Oring, John R. Hogg, John Mitola and James C. Lanshe.  Gus Rahim will remain on the Board after Closing.  Following the appointment of Messrs. Konstant, Oring, Hogg, Mitola and Lanshe to the Board, the Board will consist of six (6) members.  These persons will be appointed to the Board, at Closing, but, in any event, no earlier than the date which is ten days following the mailing of this Information Statement to our stockholders.  It is also anticipated that Mr. Rahim will resign as an executive officer and that new executive officers will be appointed at the Closing.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by our Board and their terms of office are at the discretion of our Board.

Business Experience of Directors

The following table sets forth certain information with respect to persons who are anticipated to be members of the Board at Closing.

Name	Age	Position to be Held
Nikolas Konstant	53	Director (Chairman of the Board)
Martin B. Oring	67	Director
John R. Hogg	53	Director
John Mitola	47	Director
James C. Lanshe	66	Director
Gus Rahim	52	Director

Nikolas Konstant.  Mr. Konstant has served as the Chairman of Eos Petro, Inc. since 2011.   Mr. Konstant has more than 17 years of experience as a merchant financier, investor and advisor to public and private companies on mergers and acquisitions, capital formation and balance sheet restructurings.  Mr. Konstant has been providing equity and debt financing for public and private companies for over 17 years as a merchant financier.  Previously, Mr. Konstant was the managing director of NCVC, LLC, a $200 million venture capital fund and indirect subsidiary of Nightingale Conant.  While at NCVC, Mr. Konstant provided equity for the Wolfgang Puck Food Company, Nutrition for Life (which was the number one stock on NASDAQ in the year of 1996), On Stage Entertainment, Platinum Technologies and several other public companies.  Previously, Mr. Konstant founded nanoUniverse, PLC (AIM: NANO), co- founded Electric City Corporation (currently known as Lime Energy Co.) (NASDAQ: LIME) and co- founded Advanced Cell Technology, Inc. (OTCBB: ACTC).  Mr. Konstant has been a board member of Nightingale Conant, On Stage Entertainment, UCLA Board of Governors and on the board of the investment Subcommittee of Cedars Sinai Hospital.  Mr. Konstant currently serves on the Cedars Sinai Board of Governors.  Mr. Konstant is also the Chairman of DreamWorks Children of the World a charitable organization for Children of the World.  Mr. Konstant attended Harvard Business School and has several certificates from HBS and the University of Chicago.  In addition, he has a degree of Calculus from Barstow College.  He is semi fluent in Greek, semi fluent in Italian and French. He is presently studying Mandarin.  Mr. Konstant is a Mason at the Menorah Lodge #523.  Mr. Konstant was a member in YPO, the Young Presidents Organization, since 1998 with the Belair Chapter in Los Angeles California.  As a financier, investor and advisor, we believe that Mr. Konstant will contribute his leadership skills, knowledge and finance background, and business experience to our board of directors.  In addition, we believe that Mr. Konstant’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

Martin B. Oring.  Mr. Oring has been a member of the board of directors of Searchlight Minerals Corp. since October 6, 2008 and its President and Chief Executive Officer since October 1, 2010.  Mr. Oring, a senior financial/planning executive, has served as the President of Wealth Preservation, LLC, a financial advisory firm that serves high-net-worth individuals, since 2001.  Since the founding of Wealth Preservation, LLC in 2001, Mr. Oring has completed the financial engineering, structuring, and implementation of over $1 billion of proprietary tax and estate planning products in the capital markets and insurance areas for wealthy individuals and corporations.  From 1998 until 2001, Mr. Oring served as Managing Director, Executive Services at Prudential Securities, Inc., where he was responsible for advice, planning and execution of capital market and insurance products for high-net-worth individuals and corporations.  From 1996 to 1998, he served as Managing Director, Capital Markets, during which time he managed Prudential Securities’ capital market effort for large and medium-sized financial institutions.  From 1989 until 1996, he managed the Debt and Capital Management group at The Chase Manhattan Corporation as Manager of Capital Planning (Treasury).  Prior to joining Chase Manhattan, he spent approximately eighteen years in a variety of management positions with Mobil Corporation, one of the world’s leading energy companies.  When he left Mobil in 1986, he was Manager, Capital Markets & Investment Banking (Treasury).  Mr. Oring is also currently a director and chief executive officer of PetroHunter Energy Corporation, and was previously a director of Parallel Petroleum Corporation, each of which is a publicly traded oil and gas exploration and production company.  He also serves as a director of Falcon Oil & Gas Australia Limited, a subsidiary of Falcon Oil & Gas Ltd., an international oil and gas exploration and production company, headquartered in Denver, Colorado, which trades on the TSX Venture Exchange.  Mr. Oring has served as a Lecturer at Lehigh University, the New York Institute of Technology, New York University, Xerox Corporation, Salomon Brothers, Merrill Lynch, numerous Advanced Management Seminars, and numerous in-house management courses for a variety of corporations and organizations.  He has an MBA Degree in Production Management, Finance and Marketing from the Graduate School of Business at Columbia University, and a B.S. Degree in Mechanical Engineering from Carnegie Institute of Technology.  As a financial planner and an executive with experience in banking and finance, we believe that Mr. Oring will contribute his leadership skills, knowledge and finance background, and business experience to our board of directors.  In addition, we believe that Mr. Oring’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

John R. Hogg.  Mr. Hogg has over three decades of oil exploration and operations expertise, both in government negotiations and direct domestic negotiations, as well as in both onshore and offshore hydrocarbon projects.  He has been involved with several substantial hydrocarbon discoveries totaling 1.5 trillion cubic feet of gas and more than 50 million barrels of oil.  Since 2007 through the present, Mr. Hogg has served as the Vice President of Exploration and Operation and an officer s at MGM Energy Corporation, where he manages all exploration and delineation efforts on MGM assets on the Mackenzie Delta and in the Norman Wells area of the Central Northwest Territories.  He is also responsible for the reserves and resources of MGM’s Health Safety and Environmental Committee and the Audit Committee.  Since 2008, Mr. Hogg has also served as a Director for Windsor Energy Inc., a private company exploration for hydrocarbons in Eastern Canada.  From 2006 to 2007 Mr. Hogg worked as the Manager of New Ventures and Frontier Exploration for ConocoPhillips Canada, where his responsibilities included managing a staff of 40 geoscientists and engineers, managing an exploration program with eight million acres of land and building a portfolio of new play opportunities for the Senior Exploration Management, Canadian Arctic Business Unit and Canadian Leadership Teams.  Mr. Hogg has focused on direct exploration and the production of assets throughout his career, including as Manager of New Ventures for Encana Corp from 2004 to 2005 and as Team Lead and Geological Specialist for Petro-Canada, Inc. from 1988 to 1997.  His past work has also led him to senior roles with world-class exploration companies, including Gulf Resources and Husky Oil.  He has had the opportunity and direct responsibility for several significant capital exploration programs. Mr. Hogg has received awards for his work throughout his distinguished career, the most recent of which was honorary member status from the American Association of Petroleum Geologists.  Mr. Hogg has also been involved with influential industry trade associations, including acting as the president of the Canadian Society of Petroleum Geologists in 2003 and as vice president of the American Association of Petroleum Geologists.  Mr. Hogg holds a B.Sc. in Geology from McMaster University and is registered as a Professional Geologist in Canada.  As a person with executive and technical experience in the oil industry, we believe that Mr. Hogg will contribute his leadership skills, knowledge and oil industry background, and business experience to our board of directors.  In addition, we believe that Mr. Hogg’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

John Mitola.  Since 2008, Mr. Mitola has served as President and director of Juhl Wind, Inc., one of the longest standing wind power development companies in the United States, and a leader in the development of community wind farms.  Mr. Mitola has presided over the structuring of $240 million in project financing required to fund the full-scale development and construction of eight wind farms in Minnesota and Nebraska.  Prior to his position with Juhl Wind, Mr. Mitola was a managing partner with Kingsdale Capital International, a private equity and capital advisory firm that specialized in merchant banking, leveraged buyouts and corporate finance in the renewable energy industry.  He currently owns and operates Quantum Advisors, LLC, a firm specializing in the structuring and startup of new enterprises in the energy, environmental and transportation fields.  Mr. Mitola served as Chairman of the Illinois Toll Highway Authority from 2003 to 2009.  The Illinois State Toll Highway Authority is one of the largest agencies in Illinois and is one of the largest transportation agencies in North America.  From 2000 to 2006, Mr. Mitola served as the Chief Executive Officer and as a director of Electric City Corp., a publicly-traded company specializing in energy efficiency systems.  From 1997 to 1999, Mr. Mitola served as the Vice President and General Manager of Exelon Thermal Technologies, a subsidiary of Exelon Corp, which designed and built alternative energy systems.  From 1990 until his move to Electric City Corp, Mr. Mitola served in other various leadership roles at Exelon Thermal Technologies.  Mr. Mitola also serves as a board member of IDO Security Inc., a publicly traded company.  He is a member of the American Society of Heating, Refrigerating and Air-Conditioning Engineers and the Association of Energy Engineers.  His community affiliations include membership in the Economic Club of Chicago, City Club of Chicago, Union League Club and the governing board of the Christopher House Board of Directors.  He is also a member of the boards of Scholarship Chicago, the Illinois Council Against Handgun Violence and the Illinois Broadband Development Council.  Mr. Mitola received his B.S. degree in engineering from the University of Illinois at Urbana-Champaign and J.D. from DePaul University College of Law.  As a person with finance experience and executive and technical experience in the energy industry, we believe that Mr. Mitola will contribute his leadership skills, knowledge, finance and energy industry background, and business experience to our board of directors.  In addition, we believe that Mr. Mitola’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

James C. Lanshe. Mr. Lanshe has been actively involved in law, investment management and oil & gas for over twenty-five years. Most recently he served as the Executive Vice President and General Counsel of Baytree Capital Associates, LLC in New York. Previously, he was chief executive of a fund services company, MadisonGrey Fund Services, with offices in New York, Atlanta and Cayman, that provided administration and regulatory compliance services for over six billion dollars in fund assets.  He has been a partner at O'Connor, Cavanagh, Anderson, Westover, Killingworth & Beshears (now Greenberg Traurig) in Phoenix, Arizona, and served as the chief executive of Norex Corporation, a diversified financial services company, including its subsidiary, the Biltmore Trust Company. Mr. Lanshe has also served as an assistant dean and faculty member at Seton Hall University School of Law where he taught domestic and international securities regulation and corporate finance. Specific courses taught included: Securities Regulation, Securities Litigation, Corporate Finance, Problems of Transnational Business, Jurisprudence and Independent Research-supervisor for various securities-related projects. While at Seton Hall he also acted as a consultant to the United Nations Development Program for Europe and the Commonwealth of Independent States (UNDP CIS Program), where he advised on legislative reform within the CIS to facilitate the flow of private capital into that region. He has also held an honorary research associateship at Oxford Brookes University School of Social Sciences and Law, Oxford, England, where he guest lectures on transnational business issues and supervises dissertations. Prior to teaching at Seton Hall, he was on the faculty at the University of Louisville's Brandeis School of Law where he taught mergers and acquisitions and real estate finance. Mr. Lanshe has previously held a gubernatorial appointment (with senate confirmation) to the Arizona Oil and Gas Conservation Commission, and served as that body’s representative to the Legal Affairs Committee of the Interstate Oil and Gas Compact Commission. His other governmental experience includes: ( i) having served as an administrative aide to the former United States Senate Minority Leader, Hugh Scott ; and,  (ii) having served as a captain in the United States Marine Corps Office of the Staff Judge Advocate, during which time he held a State Department appointment as a United States representative to the courts of Japan.  Mr. Lanshe has also served on numerous business, civic and charitable boards, including, LaTex Resources (a publicly traded E&P company), Standard Management Corporation (the publicly traded holding company for Standard Life Insurance Company of Indiana), the Saint Thomas University School of Law, Sacred Heart Healthcare System, Muhlenberg College Board of Associates, the Jesse Owens Memorial Health Center and various YMCA organizations in Arizona and Pennsylvania. Mr. Lanshe is a graduate of Georgetown University (B.A, with Distinction), Cornell University School of Law (JD), Harvard University (MPA), University of Hawaii (MBA), and Cardiff University (MPhil). He is admitted to practice law in the states of Arizona, New York, Pennsylvania, Texas and the District of Columbia, as well as various federal courts, including the Supreme Court of the United States.  As a person with finance experience and executive experience in the oil industry, we believe that Mr. Lanshe will contribute his leadership skills, knowledge, finance and oil industry background, and business experience to our board of directors.  In addition, we believe that Mr. Lanshe’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

Gus Rahim, Director.  Mr. Rahim is currently our sole director and serves as our Chief Executive Officer and Chief Financial Officer.  He has owned and served as President of the Ontario Driving School of London Inc. since 1982, and of Payless Auto Leasing and Sales Inc. since 1985.  He was the owner and General Manger of Canadian Centre for Decision Driving (CCDD) from 2004 to 2007.  Mr. Rahim is also the founding member of the Truck Training Schools Association of Ontario in 1993 and presently serves as a board member and past President.  Additionally, in 2005, he served as a board member of The Road Safety Association for one year.  He is an active member of the Ontario Safety League.  He also served as the President and Chairman of the Board of Claremont Technologies Corp from 2005 to 2006.  As a person with executive business experience, we believe that Mr. Rahim will contribute his leadership skills, knowledge and business background, and business experience to our board of directors.  In addition, we believe that Mr. Rahim’s membership on our board of directors will help to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to board heterogeneity.

Director Independence; Leadership Structure

Our Board currently consists of one member, Gus Rahim.  Mr. Rahim also serves as our sole executive officer.  Mr. Rahim is not “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.  We believe that, upon their appointment, Martin B. Oring, John R. Hogg, John Mitola and James C. Lanshe will be “independent,” and Nikolas Konstant and Gus Rahim will not be “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.

We do not separate the roles of Chief Executive Officer and Chairman of the Board because Mr. Rahim is our sole director and executive officer.

Committees of the Board

We only have one member of our Board and do not have a separately designated audit, compensation or nominating committee of our Board.  The functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.

Although the Board does not have an audit committee, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, our Board is deemed to be its audit committee and ,as such, functions as an audit committee and performs some of the same functions as an audit committee including: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  Our Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Our Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.  Accordingly, our Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

We anticipate that the Board will form committees and adopt related committee charters following the Closing, including an audit committee, corporate governance and nominations committee and compensation committee.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors.

Meetings of the Board of Directors; Board Compensation

Our Board did not hold any meetings during 2011, but acted by written consents in lieu of meetings, when necessary, during 2011.  We did not hold an annual meeting of security holders during 2011.  No compensation was paid to our directors for attendance at any meetings during 2011.  Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Section 16 Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Based solely on our review of SEC’s EDGAR website and other information provided to us, we believe that, during the year ended December 31, 2011, our sole executive officer and director, Gus Rahim, has complied with the Section 16(a) filing requirement, but that none of our greater-than-ten percent stockholders has complied with the Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of September 12, 2012 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown and the officers, directors and stockholders can be reached at our principal offices at 417 Exeter Road, London, ON N6E 2Z3 Canada:

	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS	Gus Rahim	10,600 (2)	*
	All officers and directors as a group (1 person)	10,600	*
HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK	Al Rahim	80,000,000 (3)	56.48%
	Yongqi Zhu	23,673,000 (4)	38.41%
	Ming Long Industry Asia Company Limited	6,700,000 (5)	10.87%
* Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC.  Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Information Statement, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder.  Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name.  Percentage of ownership is based on 61,633,890 shares of common stock outstanding as of September 12, 2012.

(2)	Consists of 10,600 shares of common stock held directly by Mr. Rahim.
(3)	Mr. Rahim owns 40,000,000 shares of Series A preferred stock, which are convertible, in the aggregate, into 80,000,000 shares of common stock.
(4)

Consists of 23,673,000 shares of common stock held directly by Mr. Zhu.  The address for Mr. Zhu is 1 Suhua Road, Shiji Jinrong Building, Suite 801, Suzhou Industrial Park, Jiangsu Province, 215020, P.R.

(5)

Consists of 6,700,000 shares of common stock held directly by Ming Long Industry Asia Company Limited.  The address for Ming Long Industry Asia Company Limited is Room 1102-03 11/F, Kowloon Bldg., 555 Nathan Road, Mongkok, KL, Hong Kong.

EXECUTIVE COMPENSATION

General

Our executive officers are not compensated for their services, but are reimbursed for out-of-pocket expenses incurred in furtherance of our business.  We do not have any employment agreements with any of our executive officers.  We do not have any retirement, pension or savings plans for management or employees at this time.

Summary Compensation Table

The following table sets forth all compensation received during the two years ended December 31, 2011 by our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.  These officers are referred to as the Named Executive Officers in this Information Statement:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

Gus Rahim, President and CFO	2011 2010	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have a line of credit arrangement with Al Rahim, one of our principal stockholders and the brother of Gus Rahim, our sole director and executive officer.  At June 30, 2012, Mr. Rahim had made an aggregate of $179,614 of non-interest bearing advances to us, which are payable on demand ($3,568 was advanced during the six months ended June 30, 2012).  It is anticipated that all of these advances will be converted into shares of Series B preferred stock at the closing of the merger.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.  The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: September 12, 2012

CELLTECK, INC.

By:

/s/Gus Rahim

Gus Rahim

President